December 23, 2009

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE
Washington, DC  21549

Attention: Mr. Kevin Rupert

Re:

Electric City Funds, Inc.

File No. 811-09523

Dear Mr. Rupert:

By way of this letter, we are responding to your telephonic comments on September 9, 2009 to Mr. James Denney, President of Electric City Funds, Inc. regarding the lack of timely filing of fidelity bonds.

The filings we made last month demonstrates that we had the requisite bond coverage and board approval.

The failure occurred because the requirement to file electronically since June 12, 2006 was not placed on the Compliance Calendar. This has been corrected and future renewals of the fidelity bond will be filed in a timely manner. Finally, the Board of Directors has been informed of this matter and discussed it fully during a meeting on December 23, 2009, which is reflected in the minutes.

Please contact me at 518-370-0289 if you require any further information regarding these responses. Thank you very much for your courtesy and assistance.

Sincerely,

/s/James W. Denney

James W. Denney

President